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                                                                   Exhibit 99.05


FRONT COVER:

NSP & New Century Energies
Building an Energy Company for the Future


Vote FOR X
the merger of NSP and
New Century Energies

[Northern States Power Logo]                         [New Century Energies Logo]


INSIDE:

A LETTER FROM THE CHAIRMAN

[photograph of James J. Howard]

Dear shareholders:

Northern States Power Company and New Century Energies (NCE) are combining to form a new company, which we are in the process of naming. Dramatic changes in the energy marketplace, including legislation designed to foster competition, prompted our agreement to merge. As a combined organization, we believe we will have the size and scope necessary to compete in a competitive environment. We encourage you to vote in favor of the merger.

Together, we will have greater financial strength and flexibility than either company has on its own. We believe we will be able to grow both our regulated and nonregulated businesses. And we intend to provide excellent service to customers, meaningful opportunities to employees and long-lasting value to shareholders.

We anticipate achieving net savings of $1.1 billion during the new company's first 10 years of operation. Those savings should be achieved by integrating corporate functions and programs, and realizing purchasing economies. We expect to complete the merger in 12 to 18 months, following review or approval by a variety of federal and state regulators.

This brochure and the accompanying proxy materials describe the merger in detail and answer many of your questions. Please read the information carefully. You also will find a proxy form and voting instructions. We will convene a special shareholders meeting Monday, June 28, at 8 a.m. at NSP headquarters, 414 Nicollet Mall, Minneapolis, to vote on the proposed merger. However, it is not necessary to attend the meeting if you have already voted by proxy.
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Although there can be no guarantee that the anticipated benefits can be achieved, we believe that after you examine the enclosed material, you will agree that this merger is an effective way to achieve swift, significant growth. That growth should increase the value of your investment. By voting yes, you will help us build the best energy company in the nation.


James J. Howard
Chairman, President and CEO
Northern States Power Company



BENEFITS AND INFORMATION

WE BELIEVE A MERGED CORPORATION WILL HAVE:

- the size and scope necessary to compete in the new energy marketplace;
- greater financial strength and flexibility than either company on its own; and
- the ability to grow its regulated and nonregulated business.

WE EXPECT THE NEW COMPANY TO PROVIDE:

- long-lasting value to shareholders;
- competitive prices and excellent service to customers;
- meaningful opportunities to employees; and
- support to the communities in which we operate.

WHAT YOU WILL RECEIVE IN THE MERGER

You will be a holder of common stock of the combined company. If you own NSP common shares or preferred shares, your shares will remain outstanding after the merger on a one-for-one basis as common shares and preferred shares of the combined company. NCE shareholders will receive 1.55 shares of stock in the new company for every share they own of NCE stock. After the merger, NCE shareholders will own approximately 54 percent of the new company and NSP shareholders will own approximately 46 percent, based on the companies' current outstanding shares. We anticipate that the combined company will adopt a dividend payment level equivalent to NCE's dividend, currently $1.50 on an annual basis, adjusted for the merger exchange ratio. This represents a slight dividend increase for NSP shareholders.

COST SAVINGS

We estimate the merger will result in $1.1 billion of net savings and cost avoidances in the new company's first 10 years of operations.
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STRUCTURE

The new corporation will be a holding company with headquarters in Minneapolis, Minnesota. We will have operational centers in Minneapolis as well as Eau Claire, Wisconsin, Denver, Colorado, and Amarillo, Texas.

MANAGEMENT

Once the merger is complete, NSP Chairman, President and CEO James J. Howard will serve as chairman of the holding company for the first full year of operation.

NCE Chairman and CEO Bill D. Helton will retire when the merger is complete.

NCE Vice Chairman, President and Chief Operating Officer Wayne H. Brunetti will be president and CEO of the new company and will become chairman when James J. Howard retires.

FOR ANSWERS TO YOUR QUESTIONS

Please refer to the Q and A on page 1 of the joint proxy statement/prospectus.


BACK COVER:
SERVICE TERRITORY MAP

The new company will serve 3 million electric customers and 1.5 million natural gas customers in parts of 12 states. Our international presence will include operations in the United Kingdom, central Europe, Australia and South America.


FOR MORE INFORMATION, CONTACT:

Northern States Power Company
414 Nicollet Mall
Minneapolis, Minnesota 55401
Attention: Shareholders Department
Telephone Number: (612) 330-5560
Call Toll Free: 1-800-527-4677

Georgeson & Company, Inc.
Wall Street Plaza
New York, New York 10005
Banks and Brokers call collect (212) 440-9800
Call Toll Free: 1-800-223-2064

This information booklet does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing in the accompanying joint proxy statement/prospectus, including the annexes and the documents incorporated by reference. Shareholders are urged to read these materials in their entirety. This information booklet may not be used in connection with the solicitation of NSP and NCE shareholders' votes on the merger unless accompanied or preceded by the joint proxy statement/prospectus.

Printed on recycled paper